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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                 AMENDMENT NO. 1

                         MAX & ERMA'S RESTAURANTS, INC.
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                                (Name of Issuer)

                          MAX &ERMA'S RESTAURANTS, INC.
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                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $0.10 PAR VALUE
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                         (Title of Class of Securities)

                                   577903 10 7
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                      (CUSIP Number of Class of Securities)

                             William C. Niegsch, Jr.
              Executive Vice President and Chief Financial Officer
                   4849 Evanswood Drive, Columbus, Ohio 43229
                                 (614) 431-5800
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      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

                            Curtis A. Loveland, Esq.
                       Porter, Wright, Morris & Arthur LLP
                              41 South High Street
                              Columbus, Ohio 43215
                                 (614) 227-1953

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      This statement is filed in connection with (check the appropriate box):

      [x]   a.    The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14(C) or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

      [ ]   b.    The filing of a registration statement under the Securities
                  Act of 1933.

      [ ]   c.    A tender offer.

      [ ]   d.    None of the above.

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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies [x].

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ].

                            CALCULATION OF FILING FEE
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Transaction Valuation*                                      Amount of Filing Fee
     $848,000                                                      $100
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* The filing fee was determined based on the product of: (a) the estimated
53,000 shares of common stock proposed to be acquired from stockholders in the transaction to which this Schedule 13E-3 relates; and (b) the consideration of $16.00 per share of common stock (the "aggregate value"). The amount required to be paid with the filing of this Schedule 13E-3 equals .0001177 times the aggregate value.

      [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $100.00

Form or Registration No.: Schedule 13E-3

Filing Party:             Max & Erma's Restaurants, Inc.

Date Filed:               January 19, 2005

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                                  INTRODUCTION

      This Amendment No. 1 to Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3"), filed with the Securities and Exchange Commission on January 19, 2005 by Max & Erma's Restaurants, Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 13e-3 promulgated thereunder. The Company is submitting to its stockholders a proposal to approve and adopt:

      (a) a 1-for-200 reverse stock split of the Company's, $0.10 par value common stock ("Stock");

      (b) a cash payment of $16.00 per share, in lieu of issuance of fractional shares, to beneficial stockholders holding fewer than 200 shares of Stock as of the effective date of the reverse split; and

      (c) immediately following the reverse split, a 200-for-1 forward stock split of the Stock.

      Items (a), (b), and (c) will be considered one proposal (the
"Transaction").

      This Amendment No. 1 to Schedule 13E-3 is being filed with the Securities and Exchange Commission along with a revised preliminary proxy statement, including appendices, filed by the Company pursuant to Regulation 14A under the Exchange Act (as amended and revised, the "Proxy Statement"), which will notify stockholders of the Company's annual meeting of stockholders, scheduled for May 2005, where stockholders will be asked to: (i) approve the Transaction, (ii) elect two directors, (iii) ratify the selection of Deloitte & Touche LLP as the Company's independent public accountants, (iv) grant the Board of Directors of the Company discretionary authority to adjourn the annual meeting if necessary, and (v) conduct any other business properly brought before the annual meeting.

      All information contained in the Proxy Statement is expressly incorporated herein by reference, and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the filing date of this Amendment No. 1 to Schedule 13E-3, the Proxy Statement is in preliminary form and is subject to completion or further amendment. This
Schedule 13E-3 will be amended to reflect any such changes to the Proxy
Statement.

      Except as set forth below, the information in the Schedule 13E-3 remains unchanged.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (b) On January 24, 2005, immediate family members of William C. Niegsch, Jr. sold 2,901 shares of the Company's common stock. On January 25, 2005, Todd
B. Barnum gifted 1,514 shares of the Company's common stock. On February 14, 2005, Bonnie J. Brannigan exercised an option to purchase shares of the Company's common stock and was issued 4,914

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shares of the Company's common stock on a net basis, with 5,086 shares withheld as payment of the exercise price.

ITEM 15. ADDITIONAL INFORMATION.

      The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

      (a) Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on January 19, 2005, as amended and filed on March 11, 2005, incorporated herein by reference.

      (b) Not applicable.

      (c)(1) Opinion of GBQ Partners, LLC to the special committee dated January 17, 2005 (Appendix B to the Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on January 19, 2005, as amended on March 11, 2005), incorporated herein by reference.

      (c)(2) Presentation materials prepared by GBQ Partners, LLC for the Special Committee meeting on January 17, 2005 (previously filed with the Company's Schedule 13E-3 filed with the Securities and Exchange Commission on January 19, 2005).

      (d)(1) 1992 Stock Option Plan of the Company (incorporated herein by reference from Exhibit 10(q) of the Company's Form 10-K filed with the SEC on January 25, 1993).

      (d)(2) 1996 Stock Option Plan of the Company (incorporated herein by reference from Exhibit 4(a) of the Company's Form S-8 filed with the SEC on May 2, 1996).

      (d)(3) 2002 Stock Option Plan of the Company (incorporated herein by reference to Exhibit 4(a) of the Company's Form S-8 filed with the SEC on June 28, 2002).

      (f) Not applicable.

      (g) Not applicable.

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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Todd B. Barnum
                                          --------------------------------------
                                          Todd B. Barnum, Chairman of the Board,
                                          Chief Executive Officer and President

Dated: March 11, 2005

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                                  EXHIBIT INDEX

Exhibit
Number            Description
-------           -----------
(a)               Preliminary Proxy Statement on Schedule 14A, as filed with the
                  Securities and Exchange Commission on January 19, 2005, as
                  amended and filed on March 11, 2005, incorporated herein by reference.

(c)(1)            Opinion of GBQ Partners, LLC to the special committee dated
                  January 17, 2005 (Appendix B to the Preliminary Proxy
                  Statement on Schedule 14A, as filed with the Securities and Exchange Commission on January 19, 2005, as amended on March
                  11, 2005), incorporated herein by reference.

(c)(2) Presentation materials prepared by GBQ Partners, LLC for the Special Committee meeting on January 17, 2005 (previously filed with the Company's Schedule 13E-3 filed with the Securities and Exchange Commission on January 19, 2005).

(d)(1) 1992 Stock Option Plan of the Company (incorporated herein by reference from Exhibit 10(q) of the Company's Form 10-K filed with the SEC on January 25, 1993).

(d)(2) 1996 Stock Option Plan of the Company (incorporated herein by reference from Exhibit 4(a) of the Company's Form S-8 filed with the SEC on May 2, 1996).

(d)(3) 2002 Stock Option Plan of the Company (incorporated herein by reference from Exhibit 4(a) of the Company's Form S-8 filed with the SEC on June 28, 2002).

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